FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Leading US Auto Parts Supplier, Long Motor Corp, Revs Up Its Catalog Business with Magic xpa Application Platform

PRESS RELEASE

Leading US Auto Parts Supplier, Long Motor Corp, Revs Up Its Catalog Business with Magic xpa Application Platform

Or Yehuda, Israel, October 10, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Long Motor Corporation, a leader in the automotive parts industry, has selected Magic xpa Application Platform to build applications for its next-generation automotive parts catalog business.

Following many years as a satisfied Magic customer, Long Motor will upgrade to Magic xpa technology to modernize its detailed schematic catalogue business, enabling customers to see parts and instructions needed for their automotive restoration projects.

Russ Keller, VP of Operations at Long Motor, said, “Our computerized catalogs and drawings provide us with a unique competitive advantage in our industry. Magic xpa Application Platform is strategic to our commitment to provide exceptional service, high-quality products, and added value for our customers.”

 “We are pleased to expand our collaboration with Long Motor Corporation,” said Regev Yativ, President and CEO of Magic Software Enterprises Americas. “Magic’s versatile application platform makes the development process fast, smooth, and cost-efficient. Moreover, Magic’s future-proof technology enables Long Motor to continue to leverage its existing knowledge and assets amassed over many years.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Long Motor Corporation

As a leader in the automotive parts industry, Long Motor Corporation is the parent company for LMC Truck, Victoria British Ltd., Black Dragon Automotive, LMC Van and LMC Auto Carpet.

Long Motor Corporation has continued to grow over the years by offering exceptional customer service, a large inventory of high-quality parts, and detailed catalogs that allow customers to see what parts are needed for their project. Long Motor Corporation currently publishes 29 catalogs and carries over 40,000 parts in stock.

For more information, visit www.longmotor.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Leading US Auto Parts Supplier, Long Motor Corp, Revs Up Its Catalog Business with Magic xpa Application Platform

Exhibit 10.1